Form 10-K, Exhibit 13
period 1998-01-03
THERMO VISION CORP
filed 1998-03-13
CIK 1044864

Exhibit 13




















                            THERMO VISION CORPORATION

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)        1997      1996      1995
    -----------------------------------------------------------------------
    Revenues (Notes 7 and 8)                    $39,694   $30,434   $ 6,026
                                                -------   -------   -------
    Costs and Operating Expenses:
      Cost of revenues                           22,151    17,066     3,482
      Selling, general, and administrative
        expenses (Note 7)                         9,065     7,402     1,519
      Research and development expenses           4,143     3,499       743
                                                -------   -------   -------
                                                 35,359    27,967     5,744
                                                -------   -------   -------
    Operating Income                              4,335     2,467       282

    Interest Income                                  41         -         -
    Interest Expense                               (327)      (44)      (31)
                                                -------   -------   -------
    Income Before Provision for Income Taxes      4,049     2,423       251
    Provision for Income Taxes (Note 5)           1,701     1,005       104
                                                -------   -------   -------
    Net Income                                  $ 2,348   $ 1,418   $   147
                                                =======   =======   =======
    Basic and Diluted Earnings per Share
      (Note 9)                                  $   .34   $   .21   $   .02
                                                =======   =======   =======
    Weighted Average Shares (Note 9):
      Basic                                       6,983     6,909     6,909
                                                =======   =======   =======
      Diluted                                     6,985     6,909     6,909
                                                =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.



                                        2PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands except share amounts)                      1997      1996
    -----------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                           $ 9,604   $   306
      Accounts receivable, less allowances of
        $430 and $266                                       6,935     5,305
      Inventories                                           8,301     6,404
      Prepaid expenses                                        971       521
      Prepaid income taxes (Note 5)                         1,405     1,175
                                                          -------   -------
                                                           27,216    13,711
                                                          -------   -------
    Property, Plant, and Equipment, at Cost, Net            4,757     3,901
                                                          -------   -------
    Other Assets                                              584       647
                                                          -------   -------
    Cost in Excess of Net Assets of Acquired Companies
      (Note 2)                                             14,844    10,103
                                                          -------   -------
                                                          $47,401   $28,362
                                                          =======   =======
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Note payable and capital lease obligation (Note 7)  $ 1,143   $   866
      Accounts payable                                      3,671     2,796
      Accrued payroll and employee benefits                   905       751
      Other accrued expenses                                1,681       929
      Due to Thermo Electron and affiliated companies
        (Note 7)                                              177     2,768
                                                          -------   -------
                                                            7,577     8,110
                                                          -------   -------
    Deferred Income Taxes (Note 5)                             22         -
                                                          -------   -------
    Long-term Obligations, Due to Thermo Optek and
      Thermo Electron (Note 7)                              7,747         -
                                                          -------   -------
    Commitments (Note 6)
    Shareholders' Investment (Notes 3 and 4):
      Common stock, $.01 par value, 20,000,000 shares
        authorized; 8,048,276 and 6,783,783 shares
        issued and outstanding                                 80        68
      Capital in excess of par value                       28,144    18,693
      Retained earnings                                     3,785     1,437
      Cumulative translation adjustment                        46        54
                                                          -------   -------
                                                           32,055    20,252
                                                          -------   -------
                                                          $47,401   $28,362
                                                          =======   =======

    The accompanying notes are an integral part of these consolidated financial statements.

                                        3PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Operating Activities:
     Net income                             $  2,348    $  1,418    $    147
     Adjustments to reconcile net income
        to net cash provided by (used in)
        operating activities:
          Depreciation and amortization        1,849       1,251         182
          Provision for losses on accounts
            receivable                           114         174          14
          Deferred income tax expense
            (benefit)                            514         (79)         31
          Changes in current accounts,
           excluding the effects of
            acquisitions:
              Accounts receivable               (380)       (732)         67
              Inventories                       (631)        471        (301)
              Other current assets              (364)       (253)         (2)
              Accounts payable                    71        (174)       (128)
              Other current liabilities         (210)       (397)       (136)
                                            --------    --------    --------
    Net cash provided by (used in)
      operating activities                     3,311       1,679        (126)
                                            --------    --------    --------
    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 2)                              (7,345)    (15,528)          -
      Purchases of property, plant, and
        equipment                             (1,527)     (1,450)       (152)
      Other, net                                   -          92           -
                                            --------    --------    --------
    Net cash used in investing activities     (8,872)    (16,886)       (152)
                                            --------    --------    --------
    Financing Activities:
      Net proceeds from issuance of
        Company common stock (Note 4)          7,033           -           -
      Net proceeds from issuance of notes
        payable to Thermo Optek and
        Thermo Electron (Notes 2 and 7)        7,747           -           -
      Transfer from parent company to
        fund acquisitions                          -      16,870           -
      Net increase (decrease) in
        short-term borrowings from
        Thermo Electron and affiliated
        companies                             (2,591)      1,830           1
      Net increase (decrease) in
        short-term borrowings                    240        (575)        (65)
      Net transfer (to) from parent
        company                                2,430      (2,785)        473
                                            --------    --------    --------
    Net cash provided by financing
      activities                            $ 14,859    $ 15,340    $    409
                                            --------    --------    --------

                                        4PAGE

    Thermo Vision Corporation                       1997 Financial Statements

    (In thousands)                                1997      1996      1995
    -----------------------------------------------------------------------
    Exchange Rate Effect on Cash              $      -  $      2  $    (10)
                                              --------  --------  --------
    Increase in Cash and Cash Equivalents        9,298       135       121
    Cash and Cash Equivalents at
      Beginning of Year                            306       171        50
                                              --------  --------  --------
    Cash and Cash Equivalents at End
      of Year                                 $  9,604  $    306  $    171
                                              ========  ========  ========

    Cash Paid For:
      Interest                                $    265  $     44  $     31
      Income taxes                            $      -  $     43  $      -

    Noncash Activities:
      Fair value of assets of acquired
        companies                             $  9,414  $ 22,480  $      -
      Cash paid for acquired companies          (7,400)  (16,870)        -
                                              --------  --------  --------
      Liabilities assumed of acquired
        companies                             $  2,014  $  5,610  $      -
                                              ========  ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.





                                        5PAGE

    Thermo Vision Corporation                       1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year              $    68   $    68   $     -
      Issuance of Company common stock
        (Note 4)                                     11         -         -
      Effect of stock split                           1         -         -
      Capitalization of the Company                   -         -        68
                                                -------   -------   -------
      Balance at end of year                         80        68        68
                                                -------   -------   -------

    Capital in Excess of Par Value
      Balance at beginning of year               18,693     4,608         -
      Issuance of Company common stock
        (Note 4)                                  7,022         -         -
      Effect of stock split                          (1)        -         -
      Net transfer (to) from parent company       2,430    (2,785)        -
      Transfer from parent company to fund
        acquisitions                                  -    16,870         -
      Capitalization of the Company                   -         -     4,608
                                                -------   -------   -------
      Balance at end of year                     28,144    18,693     4,608
                                                -------   -------   -------
    Retained Earnings
      Balance at beginning of year                1,437        19         -
      Net income after capitalization of
        the Company                               2,348     1,418        19
                                                -------   -------   -------
      Balance at end of year                      3,785     1,437        19
                                                -------   -------   -------
    Cumulative Translation Adjustment
      Balance at beginning of year                   54         2         8
      Translation adjustment                         (8)       52        (6)
                                                -------   -------   -------
      Balance at end of year                         46        54         2
                                                -------   -------   -------
    Net Parent Company Investment
      Balance at beginning of year                    -         -     4,075
      Net income before capitalization of the
        Company                                       -         -       128
      Net transfer from parent company                -         -       473
      Capitalization of the Company                   -         -    (4,676)
                                                -------   -------   -------
      Balance at end of year                          -         -         -
                                                -------   -------   -------
    Total Shareholders' Investment              $32,055   $20,252   $ 4,697
                                                =======   =======   =======

    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Vision Corporation (the Company) designs, manufactures, and markets a diverse array of photonics products, including optical components, imaging sensors and systems, lasers, optically based instruments, optoelectronics, and fiber optics. The Company sells photonics products in multiple markets across a number of industries for research, testing, detecting, and manufacturing applications. The Company's products range from optical filters used in blood glucose monitoring, to charge-injection devices (CIDs) used in optical spectroscopy, to specialty light sources used for quality assurance in semiconductor photolithography. Many of the Company's customers are manufacturers that incorporate the Company's products into medical and dental diagnostic instruments, analytical instruments, equipment for semiconductor manufacturing, and X-ray screening devices.

    Relationship with Thermo Optek Corporation, Thermo Instrument Systems Inc., and Thermo Electron Corporation
        The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermo Optek Corporation at which time Thermo Optek transferred to the Company all of the assets, liabilities, and businesses of two subsidiaries of Thermo Jarrell Ash (TJA) in exchange for 6,908,785 shares of the Company's common stock (adjusted to reflect a 55-for-54 stock split distributed in December 1997 in the form of a stock dividend). The companies transferred were CID Technologies Inc. (CIDTEC) and Scientific Measurement Systems Inc., (now called Thermo Vision Colorado). In August 1997, the Company acquired the crystal-materials business (Hilger) of Hilger Analytical Limited, a wholly owned subsidiary of Thermo Optek, and accounted for the transaction at historical cost in a manner similar to a pooling of interests (Note 2).
        In December 1997, Thermo Optek, a 91%-owned publicly traded subsidiary of Thermo Instrument Systems Inc., distributed to its shareholders 100% of the Company's common stock in the form of a dividend. Thermo Instrument is a publicly traded, majority-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Instrument and Thermo Electron owned a total of 6,401,901 shares of the Company's common stock, representing 79.5% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.
                                        7PAGE

    Thermo Vision Corporation               1997 Financial Statements

                   Notes To Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition
        The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.
    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company, Thermo Optek, and Thermo Instrument entered into tax allocation agreements under which the Company, Thermo Optek, and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreements provided that in years in which the Company had taxable income, it would pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in December 1997, Thermo Instrument's equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal and certain state income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 9). As a result, all previously reported earnings per share have been restated; however, basic and diluted earnings per share equals the Company's previously reported earnings per share for the 1996 and 1995 periods. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's November 1995 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. Stock Splits
        All share and per share information, except for share information in the accompanying 1996 balance sheet, has been restated to reflect an approximate 55-for-54 stock split, effected in the form of a stock dividend, distributed in December 1997. The purpose of this stock split was to preserve a distribution ratio of 14 shares of the Company's common stock for each 100 shares of common stock held by Thermo Optek shareholders as of the date that Thermo Optek distributed the Company's common stock to its shareholders.

                                        8PAGE

    Thermo Vision Corporation               1997 Financial Statements

                   Notes To Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents
        As of January 3, 1998, $9,410,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

    Inventories
        Inventories are stated at the lower of cost (primarily on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:
    (In thousands)                                           1997      1996
    ------------------------------------------------------------------------
    Raw material and supplies                              $5,637    $3,142
    Work in process                                           967       806
    Finished goods                                          1,697     2,456
                                                           ------    ------
                                                           $8,301    $6,404
                                                           ======    ======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 30 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                           1997      1996
    ------------------------------------------------------------------------
    Land and buildings                                     $  277    $  277
    Machinery and equipment                                 5,987     4,114
    Leasehold improvements                                    932       554
                                                           ------    ------
                                                            7,196     4,945
    Less: Accumulated depreciation and amortization         2,439     1,044
                                                           ------    ------
                                                           $4,757    $3,901
                                                           ======    ======
                                        9PAGE

    Thermo Vision Corporation               1997 Financial Statements

                   Notes To Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Other Assets
        Other assets in the accompanying balance sheet consists primarily of a 10% ownership interest in LOT-Oriel Holding GmbH (LOT). The carrying amount of the investment, which is being accounted for under the cost method, is $500,000 in the accompanying 1997 balance sheet.
        The Company has an investment of less than 20% in Andor Technology Limited. The carrying amount of the investment, which is being accounted for under the cost method, is $84,000 in the accompanying balance sheet. Prior to October 1996, the Company owned approximately 51% of Andor, and Andor's results were consolidated with those of the Company. During the third quarter of 1996, the Company reduced its ownership interest in Andor in a transaction with Andor's other stockholders. In consideration for the sale of a portion of its interest in Andor, the Company received approximately $159,000 in cash and a $147,000 principal amount 8% note, which was paid in September 1997. Andor's results were not material to the Company's results of operations.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $718,000 and $371,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholder's investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Fair Value of Financial Instruments
        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, note payable, accounts payable, due to Thermo Electron and affiliated companies, and long-term obligations due to Thermo Optek and Thermo Electron. The Company's long-term obligations (Note 7) bear interest at a variable market rate and therefore the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

                                       10PAGE

    Thermo Vision Corporation               1997 Financial Statements

                   Notes To Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Acquisitions

        In August 1997, the Company acquired Hilger, a manufacturer of crystals used for X-ray scintillation and infrared spectroscopy, from Thermo Optek for the assumption of the short-term obligation discussed in
    Note 7. Because the Company and Hilger were deemed for accounting purposes to be under control of their common owner, Thermo Optek, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the results of operations of Hilger are included for all periods presented.
        In July 1997, the Company acquired the assets of Centronic, Inc. (now called Centro Vision, Inc.), a manufacturer of silicon photodiodes, for $3,800,000 in cash. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,307,000. To finance this acquisition, the Company borrowed $3,800,000 from Thermo Electron (Note 7).
        In February 1997, the Company acquired all the outstanding stock of Laser Science, Inc. (LSI) for $3,600,000 in cash. LSI is a manufacturer of nitrogen and tunable dye lasers as well as pulsed CO2 lasers for industry, medicine, education, and defense. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,836,000. To finance this acquisition, the Company borrowed $3,600,000 from Thermo Optek (Note 7). In addition, the Company borrowed an additional $347,000 from Thermo Optek to fund certain property additions made in connection with the acquisition of LSI (Note 7).
        In February 1996, the Company acquired Oriel Corporation, a manufacturer and distributor of photonics components and instruments, for $11,798,000 in cash and the assumption of $731,000 in debt, and the assets of Corion Corporation, a manufacturer of commercial optical filters, for $5,072,000 in cash. The cost of Oriel and Corion exceeded the estimated fair market value of the acquired net assets by $4,736,000 and $2,056,000, respectively.
        These acquisitions, except for Hilger, have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition.


                                       11PAGE

    Thermo Vision Corporation               1997 Financial Statements

                   Notes To Consolidated Financial Statements

    2.  Acquisitions (continued)

        In October 1994, Thermo Instrument acquired CIDTEC, a manufacturer of charge-injection devices used for image sensors and video cameras, for $3,401,000 in cash. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,889,000. Thermo Instrument transferred the assets, liabilities, and businesses of CIDTEC to Thermo Optek after its formation in August 1995. Thermo Optek transferred the assets, liabilities, and businesses of CIDTEC to the Company after its formation in November 1995. Because the Company, CIDTEC, and Thermo Optek were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the accompanying financial statements include the results of operations of CIDTEC for all periods presented.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming the Company, Centro Vision, and LSI had been combined since the beginning of 1996 and the Company, Oriel, and Corion had been combined since the beginning of 1995.

    (In thousands except per share amounts)       1997       1996      1995
    -----------------------------------------------------------------------
    Revenues                                   $42,944    $43,428   $33,355
    Net income                                   2,209        527       145
    Basic and diluted earnings per share           .32        .08       .02

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Centro Vision and LSI been made at the beginning of 1996 or the acquisitions of Oriel and Corion been made at the beginning of 1995.

    3.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1997, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted to date became exercisable on March 10, 1998, and are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years.
                                       12PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
        A summary of the Company's stock option information for 1997 is as follows:

                                                                1997
                                                       ---------------------
                                                                    Weighted
                                                       Number        Average
                                                           of       Exercise
    (Shares in thousands)                              Shares          Price
    ------------------------------------------------------------------------
    Options outstanding, beginning of the year              -         $   -

      Granted                                             303          7.50
                                                          ---
    Options outstanding, end of year                      303         $7.50
                                                          ===         =====
    Options exercisable                                     -         $   -
                                                          ===         =====
    Options available for grant                           397
                                                          ===

        As of January 3, 1998, the options outstanding were exercisable at $7.50 and had a weighted average remaining contractual life of 6.8 years.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


                                       13PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                           1997
    ----------------------------------------------------------------------
    Net income:
      As reported                                                   $2,348
      Pro forma                                                      2,270

    Basic and diluted earnings per share:
      As reported                                                      .34
      Pro forma                                                        .33

        Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted in 1997 was $2.69. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                      1997
    ----------------------------------------------------------------------
    Volatility                                                         28%
    Risk-free interest rate                                           6.0%
    Expected life of options                                     4.9 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                       14PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $212,000, $182,000, and $39,000 in 1997, 1996, and
    1995, respectively.

    4.  Common Stock

        In December 1997, the Company sold 1,139,491 shares of its common stock in an initial public offering at $7.50 per share for net proceeds of $7,033,000.
        At January 3, 1998, the Company had reserved 725,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    ------------------------------------------------------------------------
    Domestic                                     $3,719    $2,186    $    9
    Foreign                                         330       237       242
                                                 ------    ------    ------

                                                 $4,049    $2,423    $  251
                                                 ======    ======    ======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    ------------------------------------------------------------------------
    Currently payable:
      Federal                                    $  904    $  895    $  (11)
      State                                         174       105        (1)
      Foreign                                       109        84        85
                                                 ------    ------    ------
                                                  1,187     1,084        73
                                                 ------    ------    ------
    Net deferred (prepaid):
      Federal                                       424       (71)       28
      State                                          90        (8)        3
                                                 ------    ------    ------
                                                    514       (79)       31
                                                 ------    ------    ------
                                                 $1,701    $1,005    $  104
                                                 ======    ======    ======
                                       15PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                 1997      1996      1995
    ------------------------------------------------------------------------
    Provision for income taxes
      at statutory rate                          $1,377    $  824    $   85
    Increases (decreases) resulting from:
      State income taxes, net of federal tax        174        64         1
      Federal tax rate differential                   3         3         3
      Tax benefit of foreign sales
        corporation                                 (49)       (5)       (2)
      Amortization of cost in excess of net
        assets of acquired companies                103        80        16
      Nondeductible expenses and other               93        39         1
                                                 ------    ------    ------
                                                 $1,701    $1,005    $  104
                                                 ======    ======    ======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                           1997      1996
    ------------------------------------------------------------------------
    Prepaid income taxes:
      Tax loss carryforwards                               $1,622    $    -
      Reserves and accruals                                   499       229
      Inventory basis difference                              424       713
      Accrued compensation                                    159       136
      Other, net                                                -        97
                                                           ------    ------
                                                            2,704     1,175
      Less: Valuation allowance                             1,299         -
                                                           ------    ------
                                                           $1,405    $1,175
                                                           ======    ======
    Deferred income taxes:
      Fixed assets                                         $    -
      Intangible assets                                        22
                                                           ------
                                                           $   22
                                                           ======

        The valuation allowance increased by $1,299,000 because LSI, which was acquired in 1997, had tax loss carryforwards that the Company is not certain will be fully utilized. These losses of $4,700,000 are available to offset future taxable income of LSI through the year 2008.

                                       16PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    5.  Income Taxes (continued)

        A provision has not been made for U.S. or additional foreign taxes on $1,006,000 of undistributed earnings of the Company's foreign subsidiary that could be subject to taxation if remitted to the U.S. because the Company plans to keep this amount permanently reinvested overseas.

    6.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $659,000, $438,000, and $120,000 in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are $560,000 in 1998; $550,000 in 1999; $484,000 in 2000; $376,000 in 2001;
    $398,000 in 2002; and $1,864,000 in 2003 and thereafter. Total future minimum lease payments are $4,232,000. The Company also has operating lease arrangements with related parties as discussed in Note 7.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.2% of the Company's revenues in 1995. For these services, the Company was charged $397,000, $304,000, and $72,000 in 1997, 1996, and
    1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Operating Leases
        In addition to the operating leases described in Note 6, the Company leases certain office and manufacturing space on a monthly basis from Thermo Optek and Thermo Instrument. The accompanying statement of income includes expenses from these arrangements of $238,000, $297,000, and $91,000 in 1997, 1996, and 1995, respectively. Prior to January 1, 1997, rent expense under these arrangements was determined as the Company's

                                       17PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    allocated share of total occupancy expenses. Subsequently, the Company pays fixed monthly rates. Effective for 1998, the annual rent under the lease with Thermo Optek is $45,000. At January 3, 1998, future minimum payments due under the lease with Thermo Instrument, which expires in January 2006, are $213,000 in 1998; $223,000 in 1999; $234,000 in 2000;
    $240,000 in 2001; $250,000 in 2002; and $835,000 in 2003 and thereafter.
    Total future minimum lease payments are $1,995,000.

    Long-term Obligations
        The Company borrowed funds from Thermo Electron and Thermo Optek to finance the acquisitions of certain companies (Note 2). In connection with the July 1997 acquisition of Centro Vision, the Company borrowed $3,800,000 from Thermo Electron pursuant to a promissory note due July 2000. In connection with the February 1997 acquisition of LSI and certain related property additions, the Company borrowed $3,947,000 from Thermo Optek pursuant to promissory notes due February 2000. These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes at year-end 1997 was 5.76%.

    Short-term Obligation
        Note payable in the accompanying balance sheet represents short-term bank borrowings at the Company's foreign subsidiary. The Company has an arrangement under which it may borrow on a bank line of credit arrangement held by Thermo Optek. The interest rate for these borrowings was 8.00% and 6.75% at year-end 1997 and 1996, respectively. Availability to the Company under this line of credit totaled $2,042,000 as of January 3, 1998.

    Distribution Agreement with LOT
        The Company has a distribution agreement with LOT which allows LOT to be Oriel's primary distributor in certain parts of Europe. Sales to LOT included in the accompanying 1997 and 1996 statements of income were $2,122,000 and $1,952,000, respectively. Accounts receivable in the accompanying balance sheet includes $608,000 and $442,000 due from LOT at year-end 1997 and 1996, respectively.

    Trademark License and Royalty Agreement
        In September 1996, the Company agreed to license the use of a trademark to Andor in exchange for a fee equal to the greater of 3.3% of the net sales revenue, as defined, from sales of products sold under the trade name, or 10,000 British pounds sterling. In 1997 and 1996, the Company recorded revenues of $91,000 and $15,000, respectively, under this agreement.

    Contract Research and Development
        In 1997, 1996, and 1995, the Company recorded revenues of $80,000, $188,000, and $418,000, respectively, from Thermo Optek for contract research and development services related to components used in certain products manufactured by Thermo Optek.

                                       18PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

   7.  Related-party Transactions (continued)

   Other Related-party Transactions
       The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $2,013,000, $1,786,000, and $2,514,000 in 1997, 1996, and 1995, respectively. Purchases of products from such affiliated companies totaled $443,000, $971,000, and $1,465,000 in 1997, 1996, and 1995, respectively.

   8.  Geographical Information

       The Company is engaged in one business segment: designing, manufacturing, and marketing photonics products. The following table shows data for the Company by geographical area.

   (In thousands)                             1997        1996         1995
   ------------------------------------------------------------------------
   Revenues:
       United States                       $36,954     $28,780      $ 4,453
       United Kingdom                        2,740       1,654        1,573
                                           -------     -------      -------
                                           $39,694     $30,434      $ 6,026
                                           =======     =======      =======
   Income before provision for income
     taxes:
       United States (a)                   $ 3,939     $ 2,247      $    59
       United Kingdom                          396         220          223
                                           -------     -------      -------
       Operating income                      4,335       2,467          282
       Interest expense, net                  (286)        (44)         (31)
                                           -------     -------      -------
                                           $ 4,049     $ 2,423      $   251
                                           =======     =======      =======
   Identifiable assets:
       United States                       $44,836     $26,429      $ 5,476
       United Kingdom                        2,565       1,933        1,302
                                           -------     -------      -------
                                           $47,401     $28,362      $ 6,778
                                           =======     =======      =======

   Export revenues included in United
     States revenues above (b):
       Europe                              $ 5,321     $ 5,053      $   140
       Other                                 5,490       4,434          145
                                           -------     -------      -------
                                           $10,811     $ 9,487      $   285
                                           =======     =======      =======

   (a) Includes corporate, general, and administrative expenses.
   (b) In general, export sales are denominated in U.S. dollars.

                                       19PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                   Notes To Consolidated Financial Statements

    9.  Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)    1997        1996        1995
    -----------------------------------------------------------------------
    Basic
    Net income                              $ 2,348     $ 1,418     $   147
                                            -------     -------     -------
    Weighted average shares                   6,983       6,909       6,909
                                            -------     -------     -------
    Basic earnings per share                $   .34     $   .21     $   .02
                                            =======     =======     =======
    Diluted
    Net income                              $ 2,348     $ 1,418     $   147
                                            -------     -------     -------
    Weighted average shares                   6,983       6,909       6,909
    Effect of stock options                       2           -           -
                                            -------     -------     -------

    Weighted average shares, as adjusted      6,985       6,909       6,909
                                            -------     -------     -------
    Diluted earnings per share              $   .34     $   .21     $   .02
                                            =======     =======     =======

    10. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                  First (a)     Second         Third (b)     Fourth
    -----------------------------------------------------------------------
    Revenues            $ 8,585        $ 9,225       $10,635        $11,249
    Gross profit          3,759          4,089         4,806          4,889
    Net income              528            566           608            646
    Basic and diluted
      earnings per share    .08            .08           .09            .09

    1996                  First (c)     Second         Third         Fourth
    -----------------------------------------------------------------------
    Revenues            $ 5,237        $ 8,931       $ 8,201        $ 8,065
    Gross profit          2,221          3,904         3,580          3,663
    Net income              201            480           368            369
    Basic and diluted
      earnings per share    .03            .07           .05            .05

    (a) Reflects the February 1997 acquisition of LSI.
    (b) Reflects the July 1997 acquisition of Centro Vision.
    (c) Reflects the February 1996 acquisitions of Corion and Oriel.

                                       20PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Vision Corporation:

        We have audited the accompanying consolidated balance sheet of Thermo Vision Corporation (a Delaware corporation and 78%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Vision Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998






                                       21PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company designs, manufactures, and markets a diverse array of photonics products, including optical components, imaging sensors and systems, lasers, optically based instruments, optoelectronics, and fiber optics. The Company sells photonics products in multiple markets across a number of industries for research, testing, detecting, and manufacturing applications.
        The Company initially comprised two businesses: Scientific Measurement Systems Inc. (now called Thermo Vision Colorado), a manufacturer of optically based instruments, and CID Technologies Inc. (CIDTEC), a manufacturer of sensors and cameras based on proprietary charge-injection device (CID) technology. Since February 1996, the Company has acquired four businesses from unrelated third parties that currently constitute the bulk of its operations. In February 1996, the Company acquired Oriel Corporation, a manufacturer and distributor of photonics components and instruments, and Corion Corporation, a manufacturer of commercial optical filters. In February 1997, the Company acquired Laser Science, Inc. (LSI), a manufacturer of gas lasers. In July 1997, the Company acquired Centronic Inc. (now called Centro Vision, Inc.), a manufacturer of silicon photodiodes. In addition, in August 1997, the Company acquired the crystal-materials business (Hilger) of Hilger Analytical Limited, a wholly owned subsidiary of Thermo Optek Corporation. Because the Company and Hilger were deemed for accounting purposes to be under control of their common owner, Thermo Instrument Systems Inc., the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the results of operations of Hilger are included for all periods presented. From the time of the Company's incorporation in November 1995 to August 1997, the crystal-materials business of Hilger Analytical was under the Company's management.
        Approximately 7% of the Company's 1997 revenues originated outside the U.S. and approximately 27% of the Company's 1997 revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of Hilger. Hilger's operations are located in the United Kingdom and principally sell in the local currency. Exports from the Company's U.S. operations are denominated in U.S. dollars. Although the Company

                                       22PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.

    Results of Operations

    1997 Compared With 1996
        Revenues increased 30% to $39.7 million in 1997 from $30.4 million in 1996. Revenues increased $9.2 million due to the inclusion of revenues from LSI, acquired in February 1997, and Centro Vision, acquired in July 1997, and the inclusion of revenues for the full year from Oriel and Corion, acquired in February 1996. Revenues increased at Hilger due to shipments under its Stanford Linear Accelerator contract, which commenced in the second quarter of 1996. This increase was offset in part by lower revenues at Oriel because the Company is no longer consolidating the results of Andor Technology Limited (Note 1).
        The gross profit margin was unchanged at 44% in 1997 and 1996. Selling, general, and administrative expenses as a percentage of revenues decreased to 23% in 1997 from 24% in 1996, due primarily to lower selling and marketing expenses at Oriel during the year. Research and development expenses increased to $4.1 million in 1997 from $3.5 million in 1996, due primarily to the inclusion of research and development expenses at LSI and Centro Vision.
        Interest expense of $0.3 million in 1997 primarily represents interest incurred on the $3.6 million and $3.8 million promissory notes issued to Thermo Optek and Thermo Electron Corporation, respectively, for the acquisitions of LSI and Centro Vision, respectively.
        The effective tax rate was 42% in 1997 and 41% in 1996. The effective tax rates exceeded the statutory federal income tax rate due primarily to the impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                       23PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995
        Revenues increased to $30.4 million in 1996 from $6.0 million in 1995, due primarily to the inclusion of $24.2 million of revenues from Oriel and Corion, acquired in February 1996. Revenues from the Company's existing operations increased $0.2 million, due primarily to the inclusion of a $0.5 million nonrecurring sale at CIDTEC, offset in part by decreased revenues at Thermo Vision Colorado due to lower demand.
        The gross profit margin increased to 44% in 1996 from 42% in 1995, due primarily to the inclusion of higher-margin revenues at Oriel, offset in part by the inclusion of lower-margin revenues at Corion.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 24% in 1996 from 25% in 1995, due primarily to lower costs as a percentage of revenue at acquired businesses. Research and development expenses increased to $3.5 million in 1996 from $0.7 million in 1995, due primarily to the inclusion of $2.5 million of research and development expenses at acquired businesses.
        Interest expense in both periods represents interest incurred on short-term borrowings at Hilger.
        The effective tax rate was 41% in 1996 and 1995. The effective tax rates exceeded the statutory federal income tax rate due primarily to the impact of nondeductible amortization of cost in excess of net assets of acquired companies in both years and state income taxes in 1996.

    Liquidity and Capital Resources
        Consolidated working capital was $19.6 million at January 3, 1998, compared with $5.6 million at December 28, 1996. Included in working capital are cash and cash equivalents of $9.6 million at January 3, 1998, compared with $0.3 million at December 28, 1996. In 1997, operating activities provided $3.3 million of cash. The Company used $0.6 million to fund an increase in inventory, primarily to support CIDTEC's new dental imaging sensor, which was introduced in the first quarter of 1998.
        The Company's investing activities used $8.9 million of cash during 1997, due primarily to $7.3 million, net of cash acquired, used to acquire businesses (Note 2). The Company expended $1.5 million on purchases of property, plant, and equipment during 1997 and plans to expend approximately $1.9 million on such purchases during 1998.
        The Company's financing activities provided $14.9 million of cash during 1997, due primarily to borrowings of $7.7 million for acquisitions (Note 2) and proceeds of $7.0 million from the Company's December 1997 initial public offering of common stock.
        Hilger, the Company's foreign subsidiary, has a credit facility arrangement for working capital needs (Note 7). Although the Company generally expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through internal funds, additional debt or equity financing from capital markets, or short- or long-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that additional funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.
                                       24PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Risks Associated with Technological Change, Obsolescence, and the Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new applications for the Company's technologies developed by the Company may be slow to develop due to, among other things, the general unfamiliarity of users with new applications and technologies. There can be no assurance that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

        Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Since February 1996, the Company has acquired four businesses from unrelated third parties that comprise the bulk of its operations. Certain businesses that the Company may seek to acquire in the future may be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In many instances, acquisitions by the Company will result in the Company recording cost in excess of net assets of acquired companies on its balance sheet. Such cost in excess of net assets of acquired companies will be amortized as a noncash expense over specified periods. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. These factors may adversely affect both the availability and price of prospective acquisition targets. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any acquisitions, it may be necessary for the Company to raise additional funds through additional public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders. In the past, a significant portion of the funding for the Company's acquisitions has come from Thermo Optek, Thermo Instrument, or Thermo Electron. Although Thermo Electron and Thermo Instrument regularly fund acquisitions by their

                                       25PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                           Forward-looking Statements

    respective wholly and partially owned subsidiaries, neither Thermo Electron nor Thermo Instrument has committed to fund any future acquisitions by the Company. There can be no assurance that the Company will be able to secure any such financing or that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

        Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's principal competitors include Melles-Griot, Inc.; Optical Coating Laboratory, Inc.; Newport Corporation; Coherent, Inc.; Corning OCA Corporation; the Bicron Business Unit of Saint-Gobain Industrial Ceramics, Inc.; Hamamatsu Corporation, a unit of Hamamatsu Photonic KK; and UDT Sensors, Inc., an Opto-Sensors Company. Certain of these companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors. In addition, there can be no assurance that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

        Possible Adverse Impact of Significant International Sales. Sales outside the United States account for a significant portion of the Company's revenues, and the Company expects that international sales will continue to account for a significant portion of its revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products provided by the Company in foreign markets where payment for the Company's products is made in the local currency; U.S. export licenses may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

                                       26PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                           Forward-looking Statements

        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds a number of patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms, if at all, or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's results of operations, financial condition, and business could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        Potential Fluctuations in Quarterly Performance. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of product development and introduction; size, timing, and shipment of individual orders; seasonality of revenue; foreign currency exchange rates; the mix of products sold; and general economic conditions. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased by

                                       27PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                           Forward-looking Statements

    the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.











                                       28PAGE

    Thermo Vision Corporation                       1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)         1997(a)   1996(b)   1995     1994       1993
    -----------------------------------------------------------------------

    Statement of Income
      Data:
    Revenues                $39,694   $30,434   $ 6,026  $ 4,242    $ 2,397
    Net income                2,348     1,418       147      146         66
    Basic and diluted
      earnings per share        .34       .21       .02      .02        .01

    Balance Sheet Data:
    Working capital         $19,639   $ 5,601   $   570  $  (359)   $  (673)
    Total assets             47,401    28,362     6,778    6,776      2,059
    Long-term obligations     7,747         -         -        -          -
    Shareholders'
      investment             32,055    20,252     4,697    4,083        240

    (a)Reflects the Company's December 1997 initial public offering of common stock and the July 1997 and February 1997 acquisitions of Centro Vision and LSI, respectively.
    (b)Reflects the February 1996 acquisitions of Oriel and Corion.




                                       29PAGE

    Thermo Vision Corporation                       1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol VIZ. The following table sets forth the high and low sales prices of the Company's common stock since December 10, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                            1997
                                                   ---------------------
    Quarter                                          High            Low
    --------------------------------------------------------------------

    Fourth                                        $8 1/8          $7 1/2

        As of January 30, 1998, the Company had 75 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $6 7/8 per share.

    Shareholder Services
        Shareholders of Thermo Vision Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Vision Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/viz1.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.


                                       30PAGE

    Thermo Vision Corporation                       1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Vision Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 9 a.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.