Form 10-K, Exhibit 13
period 1999-01-02
THERMO VISION CORP
filed 1999-03-15
CIK 1044864

Exhibit 13

















                            Thermo Vision Corporation

                        Consolidated Financial Statements

                                      1998



Thermo Vision Corporation                                                        1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Revenues (Notes 8 and 9)                                                       $37,966  $ 39,694  $30,434
                                                                               -------  --------  -------

Costs and Operating Expenses:
  Cost of revenues (Note 3)                                                     23,769    22,151   17,066
  Selling, general, and administrative expenses (Note 8)                         9,370     9,065    7,402
  Research and development expenses                                              4,233     4,143    3,499
  Restructuring costs (Note 3)                                                      40         -        -
                                                                               -------  --------  -------

                                                                                37,412    35,359   27,967
                                                                               -------  --------  -------

Operating Income                                                                   554     4,335    2,467

Interest Income                                                                    455        41        -
Interest Expense                                                                   (75)      (66)     (44)
Interest Expense, Related Party (Note 8)                                          (446)     (261)       -
                                                                               -------  --------  -------

Income Before Provision for Income Taxes                                           488     4,049    2,423
Provision for Income Taxes (Note 6)                                                267     1,701    1,005
                                                                               -------  --------  -------

Net Income                                                                     $   221  $  2,348  $ 1,418
                                                                               =======  ========  =======

Basic and Diluted Earnings per Share (Note 10)                                 $   .03  $    .34  $   .21
                                                                               =======  ========  =======

Weighted Average Shares (Note 10)
  Basic                                                                          8,048     6,983    6,909
                                                                               =======  ========  =======

  Diluted                                                                        8,049     6,985    6,909
                                                                               =======  ========  =======




















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Vision Corporation                                                        1998 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Assets
Current Assets:
  Cash and cash equivalents (includes $9,231 and $9,410 under repurchase                 $ 9,457  $  9,604
    agreement with affiliated company)
  Accounts receivable, less allowances of $246 and $430                                    5,487     6,935
  Inventories                                                                              7,831     8,301
  Prepaid expenses                                                                           254       971
  Prepaid and refundable income taxes (Note 6)                                             2,563     1,405
                                                                                         -------  --------

                                                                                          25,592    27,216

Property, Plant, and Equipment, at Cost, Net                                               5,855     4,757
                                                                                         -------  --------

Other Assets                                                                                 836       584
                                                                                         -------  --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                               13,997    14,844
                                                                                         -------  --------

                                                                                         $46,280  $ 47,401
                                                                                         =======  ========


Thermo Vision Corporation                                                        1998 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                         1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
  Note payable and capital lease obligation (Note 8)                                     $ 1,070  $  1,143
  Accounts payable                                                                         2,335     3,671
  Accrued payroll and employee benefits                                                      912       905
  Accrued installation and warranty expenses                                                 346       232
  Other accrued expenses                                                                   1,166     1,449
  Due to Thermo Electron and affiliated companies (Note 8)                                   308       177
                                                                                         -------  --------

                                                                                           6,137     7,577

Deferred Income Taxes (Note 6)                                                               217        22
                                                                                         -------  --------

Long-term Obligations, Due to Thermo Electron and Thermo Optek (Note 8)                    7,747     7,747
                                                                                         -------  --------

Commitments (Note 7)

Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 20,000,000 shares authorized; 8,048,276                       80        80
    shares issued and outstanding
  Capital in excess of par value                                                          28,031    28,144
  Retained earnings                                                                        4,006     3,785
  Accumulated other comprehensive items                                                       62        46
                                                                                         -------  --------

                                                                                          32,179    32,055
                                                                                         -------  --------

                                                                                         $46,280  $ 47,401
                                                                                         =======  ========


















The accompanying notes are an integral part of these consolidated financial statements.

Thermo Vision Corporation                                                        1998 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                   1998       1997      1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Operating Activities
  Net income                                                                 $    221   $  2,348   $ 1,418
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             1,568      1,849     1,251
      Provision for losses on accounts receivable                                  17        114       174
      Deferred income tax expense (benefit)                                       309        514       (79)
      Other noncash expenses (Note 3)                                           2,167          -         -
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                     1,509       (380)     (732)
        Inventories                                                              (908)      (631)      471
        Other current assets                                                     (820)      (364)     (253)
        Accounts payable                                                       (1,537)        71      (174)
        Other current liabilities                                                  64       (210)     (397)
                                                                             --------   --------   -------

         Net cash provided by operating activities                              2,590      3,311     1,679
                                                                             --------   --------   -------

Investing Activities
  Acquisitions, net of cash acquired (Note 2)                                       -     (7,345)  (15,528)
  Purchases of property, plant, and equipment                                  (2,270)    (1,527)   (1,450)
  Other, net                                                                     (252)         -        92
                                                                             --------   --------   -------

         Net cash used in investing activities                                 (2,522)    (8,872)  (16,886)
                                                                             --------   --------   -------

Financing Activities
  Net increase (decrease) in short-term borrowings                                (95)       240      (575)
  Net proceeds from issuance of Company common stock (Note 5)                       -      7,033         -
  Net proceeds from issuance of notes payable to Thermo Electron                    -      7,747         -
    and Thermo Optek (Notes 2 and 8)
  Transfer from parent company to fund acquisitions                                 -          -    16,870
  Net increase (decrease) in short-term borrowings from Thermo                      -     (2,591)    1,830
    Electron and affiliated companies
  Net transfer (to) from parent company                                             -      2,430    (2,785)
  Other                                                                          (121)         -         -

         Net cash provided by (used in) financing activities                     (216)    14,859    15,340
                                                                             --------   --------   -------

Exchange Rate Effect on Cash                                                        1          -         2
                                                                             --------   --------   -------

Increase (Decrease) in Cash and Cash Equivalents                                 (147)     9,298       135
Cash and Cash Equivalents at Beginning of Year                                  9,604        306       171
                                                                             --------   --------   -------

Cash and Cash Equivalents at End of Year                                     $  9,457   $  9,604   $   306
                                                                             ========   ========   =======


Thermo Vision Corporation                                                        1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                   1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Cash Paid For
  Interest                                                                   $    527   $    265   $    44
  Income taxes                                                               $  1,077   $      -   $    43

Noncash Activities
  Fair value of assets of acquired companies                                 $      -   $  9,414   $ 22,480
  Cash paid for acquired companies                                                  -     (7,400)   (16,870)
                                                                             --------   --------   --------

    Liabilities assumed of acquired companies                                $      -   $  2,014   $  5,610
                                                                             ========   ========   ========







































The accompanying notes are an integral part of these consolidated financial statements.

Thermo Vision Corporation                                                        1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Comprehensive Income
Net Income                                                                     $   221  $  2,348  $ 1,418
                                                                               -------  --------  -------
Other Comprehensive Items:
  Foreign currency translation adjustment                                           16        (8)      52
                                                                               -------  --------  -------

                                                                               $   237  $  2,340  $ 1,470
                                                                               =======  ========  =======

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                                 $    80  $     68  $    68
  Issuance of Company common stock (Note 5)                                          -        11        -
  Effect of stock split                                                              -         1        -
                                                                               -------  --------  -------

  Balance at end of year                                                            80        80       68
                                                                               -------  --------  -------

Capital in Excess of Par Value:
  Balance at beginning of year                                                  28,144    18,693    4,608
  Issuance of Company common stock (Note 5)                                       (121)    7,022        -
  Tax benefit related to employees' and directors' stock plans                       8         -        -
  Effect of stock split                                                              -        (1)       -
  Net transfer (to) from parent company                                              -     2,430   (2,785)
  Transfer from parent company to fund acquisitions                                  -         -   16,870
                                                                               -------  --------  -------

  Balance at end of year                                                        28,031    28,144   18,693
                                                                               -------  --------  -------

Retained Earnings:
  Balance at beginning of year                                                   3,785     1,437       19
  Net income                                                                       221     2,348    1,418
                                                                               -------  --------  -------

  Balance at end of year                                                         4,006     3,785    1,437
                                                                               -------  --------  -------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                                      46        54        2
  Other comprehensive items, net                                                    16        (8)      52
                                                                               -------  --------  -------

  Balance at end of year                                                            62        46       54
                                                                               -------  --------  -------

                                                                               $32,179  $ 32,055  $20,252
                                                                               =======  ========  =======









The accompanying notes are an integral part of these consolidated financial statements.

Thermo Vision Corporation                              1998 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Vision Corporation (the Company) designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research.

Relationship with Thermo Optek Corporation, Thermo Instrument Systems Inc., and
 Thermo Electron Corporation
      The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermo Optek Corporation at which time Thermo Optek transferred to the Company all of the assets, liabilities, and businesses of two subsidiaries of Thermo Jarrell Ash (TJA) in exchange for 6,908,785 shares of the Company's common stock (adjusted to reflect a 55-for-54 stock split distributed in December 1997 in the form of a stock dividend). The companies transferred were CID Technologies Inc. (CIDTEC) and Scientific Measurement Systems Inc., (now called Thermo Vision Colorado). In August 1997, the Company acquired the crystal-materials business (Hilger) of Hilger Analytical Limited, a wholly owned subsidiary of Thermo Optek, and accounted for the transaction at historical cost in a manner similar to a pooling of interests (Note 2).
      In December 1997, Thermo Optek, a 91%-owned publicly traded subsidiary of Thermo Instrument Systems Inc., distributed to its shareholders 100% of the Company's common stock in the form of a dividend. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Instrument and Thermo Electron owned a total of 6,401,844 shares of the Company's common stock, representing 79.5% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal 1998 and 1996 included 52 weeks; 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

Stock Splits
      All share and per share information has been restated to reflect an approximate 55-for-54 stock split, effected in the form of a stock dividend, distributed in December 1997. The purpose of this stock split was to preserve a distribution ratio of 14 shares of the Company's common stock for each 100 shares of common stock held by Thermo Optek shareholders as of the date that Thermo Optek distributed the Company's common stock to its shareholders.

Cash and Cash Equivalents
      As of year-end 1998 and 1997, $9,231,000 and $9,410,000 of the Company's
cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

Inventories
      Inventories are stated at the lower of cost (primarily on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Raw Materials and Supplies                                                             $5,090      $5,637
Work in Process                                                                           585         967
Finished Goods                                                                          2,156       1,697
                                                                                       ------      ------

                                                                                       $7,831      $8,301
                                                                                       ======      ======



                                       9


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 35 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Land and Buildings                                                                     $  277      $  277
Machinery and Equipment                                                                 6,994       5,987
Leasehold Improvements                                                                  1,994         932
                                                                                       ------      ------

                                                                                        9,265       7,196
Less:  Accumulated Depreciation and Amortization                                        3,410       2,439
                                                                                       ------      ------

                                                                                       $5,855      $4,757
                                                                                       ======      ======

Other Assets
      Other assets in the accompanying balance sheet includes a 10% ownership interest in LOT-Oriel Holding GmbH (LOT). The carrying amount of the investment, which is being accounted for under the cost method, is $500,000 in the accompanying balance sheet.
      The Company has an investment of less than 20% in Andor Technology Limited. The carrying amount of the investment, which is being accounted for under the cost method, is $84,000 in the accompanying balance sheet. Prior to October 1996, the Company owned approximately 51% of Andor, and Andor's results were consolidated with those of the Company. During the third quarter of 1996, the Company reduced its ownership interest in Andor in a transaction with Andor's other stockholders. In consideration for the sale of a portion of its interest in Andor, the Company received approximately $159,000 in cash and a $147,000 principal amount 8% note, which was paid in September 1997. Andor's results were not material to the Company's results of operations.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,107,000 and $718,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment. Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and other comprehensive items, net, which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, note payable, accounts payable, due to Thermo Electron and affiliated companies, and long-term obligations due to Thermo Electron and Thermo Optek. The Company's long-term obligations (Note 8) bear interest at a variable market rate and, therefore, the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Acquisitions

      In August 1997, the Company acquired Hilger, a manufacturer of crystals used for X-ray scintillation and infrared spectroscopy, from Thermo Optek for the assumption of the short-term obligation discussed in Note 8. Because the Company and Hilger were deemed for accounting purposes to be under control of their common owner, Thermo Optek, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the results of operations of Hilger are included for all periods presented.
      In July 1997, the Company acquired the assets of Centronic, Inc. (now called Centro Vision, Inc.), a manufacturer of silicon photodiodes, for $3,800,000 in cash. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,307,000. To finance this acquisition, the Company borrowed $3,800,000 from Thermo Electron (Note 8).
      In February 1997, the Company acquired all the outstanding stock of Laser Science, Inc. (LSI) for $3,600,000 in cash. LSI is a manufacturer of nitrogen and tunable dye lasers as well as pulsed CO(2) lasers for industry, medicine, education, and defense. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,836,000. To finance this acquisition, the Company borrowed $3,600,000 from Thermo Optek (Note 8). In addition, the Company borrowed an additional $347,000 from Thermo Optek to fund certain property additions made in connection with the acquisition of LSI (Note
8).
      In February 1996, the Company acquired Oriel Instruments Corporation, a manufacturer and distributor of photonics components and instruments, for $11,798,000 in cash and the assumption of $731,000 in debt, and the assets of Corion Corporation, a manufacturer of commercial optical filters, for $5,072,000 in cash. The cost of Oriel and Corion exceeded the estimated fair market value of the acquired net assets by $4,736,000 and $2,056,000, respectively.
      These acquisitions, except for Hilger, have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition.

      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions. A summary of the changes in accrued acquisition expenses is:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other          Total
----------------------------------------------- -------------- -------------- -------------- --------------

Balance at December 30, 1995                         $      -       $     80       $     20       $    100
  Reserves established                                    286            460              -            746
  Usage                                                  (150)          (328)            (3)          (481)
  Decrease due to finalization of                         (61)             -              -            (61)
                                                     --------       --------       --------       --------
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies

Balance at December 28, 1996                               75            212             17            304
  Reserves established                                    325             25             75            425
  Usage                                                  (102)           (96)           (17)          (215)
  Decrease due to finalization of                         (46)             -              -            (46)
                                                     --------       --------       --------       --------
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies

Balance at January 3, 1998                                252            141             75            468
  Usage                                                   (97)          (125)           (49)          (271)
  Decrease due to finalization of                         (96)           (10)           (26)          (132)
                                                     --------       --------       --------       --------
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies

Balance at January 2, 1999                           $     59       $      6       $      -       $     65
                                                     ========       ========       ========       ========

      Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming the Company, Centro Vision, LSI, Oriel, and Corion had been combined since the beginning of 1996.

(In thousands except per share amounts)                                                     1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Revenues                                                                                $ 42,944  $43,428
Net Income                                                                                 2,209      527
Basic and Diluted Earnings per Share                                                         .32      .08

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had these acquisitions been made at the beginning of 1996.

1.     Restructuring and Related Costs

      During 1998, the Company recorded restructuring and related costs of $2,207,000. Restructuring costs of $40,000, which were accounted for in accordance with EITF 94-3, related to severance costs for 10 employees across several functions, all of whom were terminated in 1998. The Company also recorded an inventory write-down of $2,167,000. The inventory write-down is included in cost of revenues in the accompanying statement of income and primarily relates to reserves for discontinued products and inventories considered excess based on current customer demand. In addition, the write-down includes a provision for yields from outsourced wafer production that were lower than had been anticipated.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under this plan. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 127,000 shares at a weighted average exercise price of $7.50 per share elected to participate in this exchange and, as a result, received options to purchase 64,000 shares of Company common stock at $2.29 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

      A summary of the Company's stock option activity is:


                                                                           1998                1997
                                                                   -------------------  ------------------
                                                                              Weighted            Weighted
                                                                               Average             Average
                                                                              Exercise            Exercise
                                                                                 Price               Price
                                                                     Number              Number
                                                                         of                  of
(Shares in thousands)                                                Shares              Shares
------------------------------------------------------------------ --------- ---------- -------- ----------

Options Outstanding, Beginning of Year                                  303      $7.50        -      $   -
  Granted                                                               281       3.06      303       7.50
  Forfeited                                                             (27)      7.50        -          -
  Canceled due to exchange                                             (127)      7.50        -          -
                                                                      -----                ----

Options Outstanding, End of Year                                        430      $4.59      303      $7.50
                                                                      =====      =====     ====      =====

Options Exercisable                                                     430      $4.59        -      $   -
                                                                      =====      =====     ====      =====

Options Available for Grant                                             270                 397
                                                                      =====                ====

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                              Options Outstanding and Exercisable
                                                     ------------------------------------------------------
Range of Exercise Prices                                   Number             Weighted            Weighted
                                                               of              Average             Average
                                                           Shares            Remaining            Exercise
                                                   (In thousands)  Contractual Life                  Price
---------------------------------------------- ------------------- -------------------- -------------------

$2.29 - $3.59                                                 256           5.3 years                $2.62
 6.21 -  7.50                                                 174           5.9 years                 7.48
                                                              ---

$2.29 - $7.50                                                 430           5.8 years                $4.59
                                                              ===

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1998, the program was sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares have been issued under this program.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                                  1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Net Income:
  As reported                                                                          $  221      $2,348
  Pro forma                                                                                30       2,270

Basic and Diluted Earnings per Share:
  As reported                                                                             .03         .34
  Pro forma                                                                                 -         .33

      Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $0.91 and $2.69 in 1998 and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                         1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Volatility                                                                                30%         28%
Risk-free Interest Rate                                                                  4.7%        6.0%
Expected Life of Options                                                            3.5 years   4.9 years

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

401(k) Savings Plans
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $320,000, $212,000, and $182,000 in 1998, 1997, and 1996, respectively.

5.    Common Stock

      In December 1997, the Company sold 1,139,491 shares of its common stock in an initial public offering at $7.50 per share for net proceeds of $7,033,000.
      At January 2, 1999, the Company had reserved 775,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

6.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Domestic                                                                    $  238      $3,719      $2,186
Foreign                                                                        250         330         237
                                                                            ------      ------      ------

                                                                            $  488      $4,049      $2,423
                                                                            ======      ======      ======

      The components of the provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Currently Payable (Receivable):
  Federal                                                                   $  (65)     $  904      $  895
  State                                                                        (60)        174         105
  Foreign                                                                       83         109          84
                                                                            ------      ------      ------

                                                                               (42)      1,187       1,084
                                                                            ------      ------      ------

Net Deferred (Prepaid):
  Federal                                                                      245         424         (71)
  State                                                                         64          90          (8)
                                                                            ------      ------      -------

                                                                               309         514         (79)
                                                                            ------      ------      ------

                                                                            $  267      $1,701      $1,005
                                                                            ======      ======      ======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $8,000 of such benefits that have been allocated to capital in excess of par value in 1998.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Provision for Income Taxes at Statutory Rate                                $  166      $1,377      $  824
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                         3         174          64
  Foreign tax rate and tax loss differential                                    (2)          3           3
  Tax benefit of foreign sales corporation                                     (60)        (49)         (5)
  Amortization of cost in excess of net assets of acquired                      98         103          80
companies
  Nondeductible expenses and other                                              62          93          39
                                                                            ------      ------      ------

                                                                            $  267      $1,701      $1,005
                                                                            ======      ======      ======


                                       16


6.    Income Taxes (continued)

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                           1998        1997
----------------------------------------------------------------------------------- ----------  ----------

Prepaid Income Taxes:
  Tax loss carryforwards                                                               $  258      $  258
  Reserves and accruals                                                                   291         822
  Inventory basis difference                                                              895         424
  Accrued compensation                                                                    295         159
  Other, net                                                                                1           -
                                                                                       ------      ------

                                                                                        1,740       1,663
  Less:  Valuation allowance                                                              258         258
                                                                                       ------      ------

                                                                                       $1,482      $1,405
                                                                                       ======      ======

Deferred Income Taxes:
  Fixed and intangible assets                                                          $  154      $   22
  Other, net                                                                               63           -
                                                                                       ------      ------

                                                                                       $  217      $   22
                                                                                       ======      ======

      LSI has $737,000 of federal tax net loss carryforwards, which will begin to expire in 1999 and are subject to the limitations of U.S. Internal Revenue Code Section 382, which limits the utilization of the net operating loss carryforwards to a deduction of approximately $197,000 per year with any unused portion of this annual limitation carried forward to future years. The valuation allowance relates to uncertainty surrounding the utilization of this carryforward.
      A provision has not been made for U.S. or additional foreign taxes on $1,165,000 of undistributed earnings of the Company's foreign subsidiary that could be subject to taxation if remitted to the U.S. because the Company plans to keep this amount permanently reinvested overseas.

7.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $681,000, $659,000, and $438,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $538,000 in 1999; $553,000 in 2000; $522,000 in 2001; $531,000 in 2002; $573,000 in 2003; and
$1,700,000 in 2004 and thereafter. Total future minimum lease payments are $4,417,000. The Company also has operating lease arrangements with related parties as discussed in Note 8.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $304,000, $397,000, and $304,000 in 1998, 1997, and 1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      In addition to the operating leases described in Note 7, the Company leases certain office and manufacturing space on a monthly basis from Thermo Optek and Thermo Instrument. The accompanying statement of income includes expenses from these arrangements of $262,000, $238,000, and $297,000 in 1998, 1997, and 1996, respectively. Prior to January 1, 1997, rent expense under these arrangements was determined as the Company's allocated share of total occupancy expenses. Subsequently, the Company pays fixed monthly rates. In 1999, the Company plans to purchase the building previously leased from Thermo Optek for $165,000 in cash. At January 2, 1999, future minimum payments due under the lease with Thermo Instrument, which expires in January 2006, are $220,000 in 1999; $230,000 in 2000; $236,000 in 2001; $246,000 in 2002; $256,000 in 2003;
and $542,000 in 2004 and thereafter. Total future minimum lease payments are $1,730,000.

Short-term Obligation
      Note payable in the accompanying balance sheet represents short-term bank borrowings at the Company's foreign subsidiary. Prior to 1998, the Company had an arrangement under which it could borrow on a bank line of credit arrangement held by Thermo Optek. In 1998, the Company established its own 1,000,000 British pounds sterling line of credit facility. The interest rate for these borrowings was 7.25% and 8.00% at year-end 1998 and 1997, respectively. Availability to the Company under this line of credit totaled $588,000 as of January 2, 1999. Borrowings under the line of credit are guaranteed by Thermo Electron.

Long-term Obligations
      The Company borrowed funds from Thermo Electron and Thermo Optek to finance the acquisitions of certain companies (Note 2). In connection with the July 1997 acquisition of Centro Vision, the Company borrowed $3,800,000 from Thermo Electron pursuant to a promissory note due July 2000. In connection with the February 1997 acquisition of LSI and certain related property additions, the Company borrowed $3,947,000 from Thermo Optek pursuant to promissory notes due February 2000. These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes at year-end 1998 and 1997 was 5.36% and 5.76%, respectively.

Distribution Agreement with LOT
      The Company has a distribution agreement with LOT which allows LOT to be Oriel's primary distributor in certain parts of Europe. Sales to LOT included in the accompanying 1998, 1997, and 1996 statements of income were $1,982,000, $2,122,000, and $1,952,000, respectively. Accounts receivable in the accompanying balance sheet includes $405,000, and $608,000 due from LOT at year-end 1998 and 1997, respectively.

Trademark License and Royalty Agreement
      In September 1996, the Company agreed to license the use of a trademark to Andor in exchange for a fee equal to the greater of 3.3% of the net sales revenue, as defined, from sales of products sold under the trade name, or 10,000 British pounds sterling. In 1998, 1997, and 1996, the Company recorded revenues of $81,000, $91,000, and $15,000, respectively, under this agreement.

Contract Research and Development
      In 1997 and 1996, the Company recorded revenues of $80,000 and $188,000, respectively, from Thermo Optek for contract research and development services related to components used in certain products manufactured by Thermo Optek. No such revenues were recorded in 1998.

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $1,689,000, $2,013,000, and $1,786,000 in 1998, 1997, and 1996, respectively. Purchases of products from such affiliated companies totaled $162,000, $443,000, and $971,000 in 1998, 1997, 1996, respectively.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9.    Business Segment and Geographical Information

      The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Optically Based Instruments and Lasers segment, which consists of the Company's Oriel, LSI, and Thermo Vision Colorado subsidiaries, manufactures low-cost analyzers that combine optical components and signal processors used primarily in research, analytical, and process applications such as semiconductor photolithography. In addition, this segment manufactures pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers sold as accessories to analytical instruments.
      The Optical Components segment, which consists of the Company's Corion division and Hilger subsidiary, manufactures a variety of optical components, including filters and crystals. The Company's optical components are used primarily in medical and analytical instruments and X-ray baggage screening for security purposes.
      The Sensors and Imaging Systems segment, which consists of the Company's CentroVision and CIDTEC subsidiaries, manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. This segment also designs and markets charge-injection device (CID) sensors and CID camera systems.


(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Business Segment Information
Revenues:
  Optically Based Instruments and Lasers                                       $23,154  $ 26,203  $21,125
  Optical Components                                                             8,152     8,306    6,562
  Sensors and Imaging Systems                                                    6,660     5,185    2,747
                                                                               -------  --------  -------

                                                                               $37,966  $ 39,694  $30,434
                                                                               =======  ========  =======

Income Before Provision for Income Taxes:
  Optically Based Instruments and Lasers                                       $ 2,657  $  3,753  $ 1,596
  Optical Components                                                             1,029     1,121      621
  Sensors and Imaging Systems                                                   (1,992)      193      333
  Corporate (a)                                                                 (1,140)     (732)     (83)
                                                                               -------  --------  -------

  Total operating income                                                           554     4,335    2,467
  Interest expense, net                                                            (66)     (286)     (44)
                                                                               -------  --------  -------

                                                                               $   488  $  4,049  $ 2,423
                                                                               =======  ========  =======

Total Assets:
  Optically Based Instruments and Lasers                                       $18,900  $ 20,680  $16,509
  Optical Components                                                             7,743     7,859    7,334
  Sensors and Imaging Systems                                                    9,414     9,563    4,510
  Corporate (b)                                                                 10,223     9,299        9
                                                                               -------  --------  -------

                                                                               $46,280  $ 47,401  $28,362
                                                                               =======  ========  =======

Depreciation and Amortization:
  Optically Based Instruments and Lasers                                       $   718  $    911  $   776
  Optical Components                                                               452       644      293
  Sensors and Imaging Systems                                                      391       292      182
  Corporate                                                                          7         2        -
                                                                               -------  --------  -------

                                                                               $ 1,568  $  1,849  $ 1,251
                                                                               =======  ========  =======

Capital Expenditures:
  Optically Based Instruments and Lasers                                       $ 1,342  $    690  $   317
  Optical Components                                                               395       423    1,073
  Sensors and Imaging Systems                                                      519       401       49
  Corporate                                                                         14        13       11
                                                                               -------  --------  -------

                                                                               $ 2,270  $  1,527  $ 1,450
                                                                               =======  ========  =======

                                       20


9.    Business Segment and Geographical Information (continued)

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Geographical Information
Revenues (c):
  United States                                                                $35,532  $ 36,954  $28,780
  United Kingdom                                                                 2,434     2,740    1,654
                                                                               -------  --------  -------

                                                                               $37,966  $ 39,694  $30,434
                                                                               =======  ========  =======

Long-lived Assets (d):
  United States                                                                $ 5,282  $  4,290  $ 3,372
  United Kingdom                                                                   573       467      529
                                                                               -------  --------  -------

                                                                               $ 5,855    $4,757  $ 3,901
                                                                               =======  ========  =======

Export Revenues Included in United States Revenues Above (e)                   $10,544  $ 10,811  $ 9,487
                                                                               =======  ========  =======

(a)  Primarily corporate general and administrative expenses.
(a)  Primarily cash and cash equivalents.
(a)  Revenues are attributed to countries based on selling location.
(a)  Includes property, plant, and equipment, net and other long-term tangible assets.
(a)  In general, export revenues are denominated in U.S. dollars.

10.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $   221  $  2,348  $ 1,418
                                                                               -------  --------  -------

Weighted Average Shares                                                          8,048     6,983    6,909
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $   .03  $    .34  $   .21
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $   221  $  2,348  $ 1,418
                                                                               -------  --------  -------

Weighted Average Shares                                                          8,048     6,983    6,909
Effect of Stock Options                                                              1         2        -
                                                                               -------  --------  -------

Weighted Average Shares, as Adjusted                                             8,049     6,985    6,909
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .03  $    .34  $   .21
                                                                               =======  ========  =======

      The computation of diluted earnings per share for 1998 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 366,100 of such options outstanding, with exercise prices ranging from $2.73 to $7.50 per share.

11.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                 First     Second   Third(a)     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $10,529    $10,224    $ 9,046    $ 8,167
Gross Profit                                                         4,544      4,510      1,718      3,425
Net Income (Loss)                                                      689        607     (1,079)         4
Basic and Diluted Earnings (Loss) per Share                            .09        .08        (.13)        -

1997                                                              First(b)     Second   Third(c)     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $ 8,585    $ 9,225    $10,635    $11,249
Gross Profit                                                         3,759      4,089      4,806      4,889
Net Income                                                             528        566        608        646
Basic and Diluted Earnings per Share                                   .08        .08        .09        .09

(a) Reflects a $2.2 million pretax charge for an inventory write-down and restructuring costs. (b) Reflects the February 1997 acquisition of LSI.
(c) Reflects the July 1997 acquisition of Centro Vision.

Thermo Vision Corporation                             1998 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Vision Corporation:

      We have audited the accompanying consolidated balance sheet of Thermo Vision Corporation (a Delaware corporation and 78%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Vision Corporation and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999

Thermo Vision Corporation                             1998 Financial Statements

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

Overview

      The Company designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research.
      The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems. The Optically Based Instruments and Lasers segment, which consists of the Company's Oriel Corporation, Laser Science, Inc. (LSI), and Thermo Vision Colorado subsidiaries, manufactures low-cost analyzers that combine optical components and signal processors used primarily in research, analytical, and process applications such as semiconductor photolithography. In addition, this segment manufactures pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers sold as accessories to analytical instruments.
      The Optical Components segment, which consists of the Company's Corion division and Hilger Crystals subsidiary, manufactures a variety of optical components, including filters and crystals. The Company's optical components are used primarily in medical and analytical instruments and X-ray baggage screening for security purposes.
      The Sensors and Imaging Systems segment, which consists of the Company's CentroVision, Inc. and CID Technologies Inc. (CIDTEC) subsidiaries, manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. This segment also designs and markets charge-injection device (CID) sensors and CID camera systems.
      Approximately 7% of the Company's 1998 revenues originated outside the U.S. and approximately 28% of the Company's 1998 revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of Hilger. Hilger's operations are located in the United Kingdom and principally sell in the local currency. Exports from the Company's U.S. operations are denominated in U.S. dollars. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.

Results of Operations

1998 Compared With 1997
      Revenues decreased to $38.0 million in 1998 from $39.7 million in 1997. Revenues increased $3.2 million due to the inclusion of revenues for the full period from Centro Vision, acquired in July 1997, and LSI, acquired in February 1997. Excluding the impact of acquisitions, revenues decreased $4.9 million. Excluding acquisitions, Optically Based Instruments and Lasers segment revenues decreased $3.8 million, primarily as a result of a slowdown in the semiconductor industry during 1998 and the economic crisis in Asia. Excluding acquisitions, Sensors and Imaging Systems segment revenues decreased $0.9 million, primarily due to the loss of a customer. Sales to this customer in 1997 were approximately $0.8 million. There were no sales to this customer in 1998.
      The gross profit margin decreased to 37% in 1998 from 44% in 1997, primarily due to an inventory write-down of $2.2 million (Note 3). The Sensors and Imaging Systems segment recorded an inventory write-down of $1.6 million, which primarily relates to a provision for yields from outsourced wafer production that were lower than had been anticipated and inventories considered to be in excess based on current customer demand. The Optically Based Instruments and Lasers segment recorded an inventory write-down of $0.6 million, which primarily relates to reserves for discontinued products and inventories considered to be in excess based on current customer demand.
      Exclusive of the inventory write-down, the gross profit margin was 43% in 1998, compared with 44% in 1997. The decrease was primarily due to higher cost of sales in the Sensors and Imaging Systems segment as a result of initial production startup costs related to CIDTEC's dental imager.
      Selling, general, and administrative expenses as a percentage of revenues increased to 25% in 1998 from 23% in 1997, primarily due to public reporting costs incurred in 1998 that were not incurred in 1997. Research and development expenses were relatively unchanged at $4.2 million in 1998 and $4.1 million in 1997.
      During the third quarter of 1998, the Optically Based Instruments segment recorded restructuring costs of $40,000 related to the termination of 10 employees (Note 3).
      As a result of the inventory write-down and decline in sales, the Sensors and Imaging Systems segment incurred an operating loss in 1998 compared with profitable operations in 1997.
      Interest income increased to $0.5 million in 1998 from $41,000 in 1997, primarily due to higher average invested balances as a result of proceeds from the Company's December 1997 initial public offering. Related-party interest expense increased to $0.4 million in 1998 from $0.3 million in 1997, primarily due to the July 1997 issuance of a $3.8 million note payable to Thermo Electron Corporation for the acquisition of Centro Vision.
      The effective tax rate was 55% in 1998, compared with 42% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes. The effective tax rate increased primarily due to the higher relative impact of nondeductible amortization of cost in excess of net assets of acquired companies.

1997 Compared With 1996
      Revenues increased 30% to $39.7 million in 1997 from $30.4 million in 1996. Revenues increased $9.2 million due to the inclusion of revenues from LSI, acquired in February 1997, and Centro Vision, acquired in July 1997, and the inclusion of revenues for the full year from Oriel and Corion, acquired in February 1996. Optical Components segment revenues increased, primarily due to shipments under Hilger's Stanford Linear Accelerator contract, which commenced in the second quarter of 1996. This increase was offset in part by lower Optically Based Instruments segment revenues, primarily because the Company is no longer consolidating the results of Andor Technology Limited (Note 1).
      The gross profit margin was unchanged at 44% in 1997 and 1996.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 23% in 1997 from 24% in 1996, primarily due to lower selling and marketing expenses in the Optically Based Instruments segment. Research and development expenses increased to $4.1 million in 1997 from $3.5 million in 1996, primarily due to the inclusion of research and development expenses at LSI and Centro Vision.

      Interest expense of $0.3 million in 1997 primarily represents interest incurred on the $3.6 million and $3.8 million promissory notes issued to Thermo Optek and Thermo Electron, respectively, for the acquisitions of LSI and Centro Vision, respectively.
      The effective tax rate was 42% in 1997 and 41% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.

Liquidity and Capital Resources

      Consolidated working capital was $19.5 million at January 2, 1999, compared with $19.6 million at January 3, 1998. Included in working capital are cash and cash equivalents of $9.5 million at January 2, 1999, compared with $9.6 million at January 3, 1998. In 1998, operating activities provided $2.6 million of cash. A decrease in accounts receivable provided $1.5 million of cash, primarily as a result of lower sales volume in the Optically Based Instruments and Lasers segment. The Company used cash of $0.9 million to fund an increase in inventories, primarily to support increased demand for sensors in the Sensors and Imaging Systems segment and for Optical Components segment raw material requirements. The Company used $1.5 million to reduce accounts payable in each of its segments.
      During 1998, the Company's investing activities used $2.5 million of cash. The Company expended $2.3 million on purchases of property, plant, and equipment during 1998, including leasehold improvements at Oriel's new facility, and plans to make capital expenditures of approximately $1.7 million on such purchases in 1999, including the purchase by Hilger of a building for $165,000 in cash.
      The Company's financing activities used $0.2 million of cash during 1998. In January 1999, the Company signed a nonbinding letter of intent to acquire the assets of the non-telecommunications optical filter business of Corning OCA Corporation (OCA) for $5.6 million. The proposed acquisition is subject to certain conditions including completion of due diligence and approval by the boards of directors of the Company and OCA. The final terms of this acquisition have not been determined and there can be no assurance that it will be completed.
      On February 1, 1999, the Company acquired the assets, subject to certain liabilities, of Opticon Corporation, a manufacturer of replicated optical components and assemblies, for $2.0 million in cash, subject to a post-closing adjustment. To date, no information has been gathered that would cause the Company to believe that the post-closing adjustment will be material. This acquisition has been accounted for using the purchase method of accounting and its results will be included in the Company's results from the date of acquisition.
      Hilger, the Company's foreign subsidiary, has a credit facility arrangement for working capital needs (Note 8). The Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through internal funds and/or short- or long-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that additional funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to this risk through its regular operating and financing activities.
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $0.1 million reduction of shareholders' investment.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 70% complete as of January 2, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by the end of 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. Very few of the Company's products interface with computers and the Company believes that all of its material products are year 2000 compliant. However, there can be no assurance that the Company has identified all of the year 2000 problems with its current products.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers, vendors, and customers. The Company has started to follow up and monitor the year 2000 compliant progress of significant suppliers, vendors, and customers that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has completed the majority of its assessment of third-party risk, and expects to be substantially complete by July 1999.

Contingency Plans
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products and significant suppliers, and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Since February 1996, the Company has acquired five businesses from unrelated third parties that constitute the bulk of its operations. Certain businesses that the Company may seek to acquire in the future may be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In many instances, acquisitions by the Company will result in the Company recording cost in excess of net assets of acquired companies on its balance sheet. Such cost in excess of net assets of acquired companies will be amortized as a noncash expense over specified periods. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. These factors may adversely affect both the availability and price of prospective acquisition targets. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any acquisitions, it may be necessary for the Company to raise additional funds through additional public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders. In the past, a significant portion of the funding for the Company's acquisitions has come from Thermo Optek, Thermo Instrument, or Thermo Electron. Although Thermo Electron and Thermo Instrument regularly fund acquisitions by their respective wholly and partially owned subsidiaries, neither Thermo Electron nor Thermo Instrument has committed to fund any future acquisitions by the Company. There can be no assurance that the Company will be able to secure any such financing or that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

      Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's principal competitors include Optical Coating Laboratory, Inc.; Newport Corporation; Coherent, Inc.; the Bicron Business Unit of Saint-Gobain Industrial Ceramics, Inc.; UDT Sensors, Inc., an Opto-Sensors Company; Dalsa Corporation; Cohu, Inc.; Roper Scientific, Inc.; Acton Research Corporation; the ISA unit of Horiba Instruments, Inc.; and Hamamatsu Corporation, a unit of Hamamatsu Photonic KK . Certain of these companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors. In addition, there can be no assurance that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

      Possible Adverse Impact of Significant International Sales. Sales outside the United States account for a significant portion of the Company's revenues, and the Company expects that international sales will continue to account for a significant portion of its revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products provided by the Company in foreign markets where payment for the Company's products is made in the local currency; U.S. export licenses may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business. A portion of the Company's revenues is derived from exports to Asia. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to Asia may continue to be adversely affected by the unstable economic conditions there, which may continue to adversely affect the Company's results of operations, financial condition, or business.

      Risks Associated with Suppliers and Vendors. Historically the Company has relied on a single vendor to process the silicon wafers used in its CID sensors and silicon photodiodes. In 1998, the Company experienced problems with this fabricator when the processed silicon wafers did not meet anticipated process yields. The lower yields hampered the Company's ability to meet orders for its products. The Company qualified and has begun purchasing processed silicon wafers for certain of the Company's products from a second fabricator and has started the process of qualifying a third fabricator to process silicon wafers for certain of the Company's other products. There can be no assurance that wafers obtained from these other suppliers will not exhibit similar yield problems or that other issues affecting these suppliers will not adversely impact the adequate supply of wafers to the Company. The Company has and continues to work with the original fabricator to increase the yields of the processed silicon wafers. The original fabricator was recently acquired by a third party that the Company believes will provide additional resources and commitment necessary to continue to improve yields. There can be no assurance that the wafers supplied by this original fabricator will meet design specifications or that other issues affecting this supplier will not adversely impact the Company.

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

      Dependence on Semiconductor Industry; Industry Volatility. A significant portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other factors, the level of capital spending by semiconductor companies. The semiconductor industry is currently experiencing a downturn in demand for its products as a result of the current economic crisis in Asia, excess manufacturing capacity, and slowdowns in sales of high-end personal computers. Many semiconductor manufacturers have delayed construction or expansion of their production facilities in response to the foregoing conditions. These conditions have materially adversely affected the Company's business and results of operations. Further decreases in semiconductor activities could continue to adversely affect the demand for the Company's products and related services, which could continue to materially adversely affect the Company's results of operations, financial condition, and business.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's results of operations, financial condition, and business in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information
(In thousands except per share amounts)                      1998(a)  1997(b)   1996(c)      1995     1994
----------------------------------------------------------- --------- -------- --------- --------- --------

Statement of Income Data
Revenues                                                    $ 37,966  $39,694  $ 30,434  $  6,026  $ 4,242
Net Income                                                       221    2,348     1,418       147      146
Basic and Diluted Earnings per Share                             .03      .34       .21       .02      .02

Balance Sheet Data
Working Capital                                             $ 19,455  $19,639  $  5,601  $    570  $ (359)
Total Assets                                                  46,280   47,401    28,362     6,778    6,776
Long-term Obligations                                          7,747    7,747         -         -        -
Shareholders' Investment                                      32,179   32,055    20,252     4,697    4,083

(a) Reflects a $2.2 million pretax charge for an inventory write-down and restructuring costs. (b) Reflects the Company's December 1997 initial public offering of common stock and the July 1997 and
    February 1997 acquisitions of Centro Vision and LSI, respectively.
(c) Reflects the February 1996 acquisitions of Oriel and Corion.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol VIZ. The following table sets forth the high and low sales prices of the Company's common stock since December 10, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                                           1998                   1997
                                                                  ------------------     -------------
Quarter                                                            High      Low       High         Low
-------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                            $8 1/16     $5 5/8    $   -      $     -

Second                                                            7 5/8       6 13/16       -           -

Third                                                             7 1/8       2 11/16       -           -

Fourth                                                            3 3/16      2 1/16    8 1/8       7 1/2


      As of January 29, 1999, the Company had 85 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $3 per share.

Shareholder Services
      Shareholders of Thermo Vision Corporation who desire information about the Company are invited to contact the Investor Relations Department, Thermo Vision Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/viz1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermo Vision Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.